Exhibit 99.1

PRESS RELEASE

MAGNA ANNOUNCES SECOND QUARTER 2024 RESULTS

•	Sales of $11.0 billion were level with Q2, 2023, compared to a 2% increase in global light vehicle production
•	Diluted earnings per share and Adjusted diluted earnings per share were $1.09 and $1.35, respectively
•	Paid dividends of $134 million
•	2024 outlook for Total Sales largely unchanged, Adjusted EBIT Margin range narrowed to 5.4% to 5.8%

AURORA, Ontario, August 2, 2024 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the second quarter ended June 30, 2024.

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2024	2023	2024	2023
Reported

Sales	$10,958	$10,982	$21,928	$21,655

Income from operations before income taxes	$427	$483	$461	$758

Net income attributable to Magna International Inc.	$313	$339	$322	$548

Diluted earnings per share	$1.09	$1.18	$1.12	$1.91

Non-GAAP Financial Measures(1)

Adjusted EBIT	$577	$616	$1,046	$1,065

Adjusted diluted earnings per share	$1.35	$1.54	$2.44	$2.69

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars

(1)	Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. Effective July 1, 2023, we revised our calculations of Adjusted EBIT and Adjusted diluted earnings per share to exclude the amortization of acquired intangible assets. The historical presentation of these Non-GAAP measures within this press release has also been updated to reflect the revised calculations. Further information and a reconciliation of these Non-GAAP financial measures is included in the back of this press release.

MAGNA ANNOUNCES SECOND QUARTER 2024 RESULTS	CONNECT WITH MAGNA	1

“Overall, our second quarter operating performance largely met our expectations, despite lower than anticipated volumes on certain key vehicle programs in North America. Our focus remains on factors we can control, including operational excellence, cost reductions, and flawless launches. These efforts, together with ongoing customer commercial discussions are enabling us to substantially maintain our 2024 Adjusted EBIT margin range.

Our updated 2026 Outlook reflects customer program updates and a tempered view on mid-term electric vehicle penetration rates, particularly in North America. While we have reduced our sales forecast, we are taking a number of concrete actions to mitigate the sales impacts and continue to expect margin expansion and strong free cash flow growth.”

- Swamy Kotagiri, Chief Executive Officer

THREE MONTHS ENDED JUNE 30, 2024

We posted sales of $11.0 billion for the second quarter of 2024, essentially unchanged from the second quarter of 2023, which compares to a 2% increase in global light vehicle production, including 6% and 1% higher production in China and North America, respectively, partially offset by 5% lower production in Europe. Our sales were negatively impacted by the end of production of certain programs, lower Complete Vehicle assembly volumes, including as a result of the end of production of the BMW 5-Series, and the net weakening of foreign currencies against the U.S. dollar. These were offset by higher global light vehicle production, the launch of new programs, and acquisitions, net of divestitures, during or subsequent to the second quarter of 2023.

Adjusted EBIT was $577 million in the second quarter of 2024 compared to $616 million in the second quarter of 2023. The decrease in Adjusted EBIT reflects reduced earnings on lower assembly volumes in Complete Vehicles, higher net warranty costs, the unfavourable impact of foreign exchange losses in the second quarter of 2024 compared to foreign exchange gains in the second quarter of 2023 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency, lower equity income, and higher restructuring costs. These were partially offset by commercial items in the second quarters of 2024 and 2023, which had a net favourable impact on a year over year basis, productivity and efficiency improvements, including lower costs at certain underperforming facilities and lower net engineering costs, including spending related to our electrification and active safety businesses.

Income from operations before income taxes was $427 million for the second quarter of 2024 compared to $483 million in the second quarter of 2023, which includes Other expense, net(2) and Amortization of acquired intangibles of $96 million and $99 million in the second quarters of 2024 and 2023, respectively. Excluding Other expense, net and Amortization of acquired intangibles from both periods, income from operations before income taxes decreased $59 million in the second quarter of 2024 compared to the second quarter of 2023.

Net income attributable to Magna International Inc. was $313 million for the second quarter of 2024 compared to $339 million in the second quarter of 2023, which includes Other expense, net(2), after tax and Amortization of acquired intangibles of $76 million and $102 million in the second quarters of 2024 and 2023, respectively. Excluding Other expense, net, after tax and Amortization of acquired intangibles from both periods, net income attributable to Magna International Inc. decreased $52 million in the second quarter of 2024 compared to the second quarter of 2023.

Diluted earnings per share were $1.09 in the second quarter of 2024, compared to $1.18 in the second quarter of 2023, and Adjusted diluted earnings per share were $1.35 in the second quarter of 2024 compared to $1.54 in the second quarter of 2023.

(2) Other expense (income), net is comprised of restructuring and impairment costs relating to Fisker Inc. ["Fisker"], net losses on the revaluation of certain public company warrants and equity investments, gain on business combination, restructuring activities and transaction costs relating to the acquisition of Veoneer Active Safety Business ["Veoneer AS"] during the three and six months ended June 30, 2023 & 2024. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

MAGNA ANNOUNCES SECOND QUARTER 2024 RESULTS	CONNECT WITH MAGNA	2

In the second quarter of 2024, we generated cash from operations before changes in operating assets and liabilities of $681 million and generated $55 million in operating assets and liabilities. Investment activities for the second quarter of 2024 included $500 million in fixed asset additions, a $170 million increase in investments, other assets and intangible assets, and $56 million for acquisitions.

SIX MONTHS ENDED JUNE 30, 2024

We posted sales of $21.9 billion for the six months ended June 30, 2024, an increase of 1% from the six months ended June 30, 2023, as global light vehicle production increased 1%, including 7% and 2% higher production in China and North America, respectively, partially offset by 5% lower production in Europe.

Adjusted EBIT decreased to $1.05 billion for the six months ended June 30, 2024, compared to $1.06 billion for the six months ended June 30, 2023, primarily due to reduced earnings on lower assembly volumes in Complete Vehicles, the unfavourable impact of foreign exchange losses in the first six months of 2024 compared to foreign exchange gains in the first six months of 2023 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency, higher production input costs net of customer recoveries, lower equity income, acquisitions, net of divestitures, during or subsequent to the second quarter of 2023, and higher restructuring costs. These were largely offset by productivity and efficiency improvements, including lower costs at certain underperforming facilities, commercial items in the first six months of 2024 and 2023, which had a net favourable impact on a year over year basis, lower net engineering costs, including spending related to our electrification and active safety businesses and lower launch, engineering and other costs associated with our assembly business.

During the six months ended June 30, 2024, income from operations before income taxes was $461 million, net income attributable to Magna International Inc. was $322 million and diluted earnings per share was $1.12, decreases of $297 million, $226 million, and $0.79, respectively, each compared to the first six months of 2023.

During the first six months ended June 30, 2024, Adjusted diluted earnings per share were $2.44, compared to $2.69 in the first six months of 2023.

For the six months ended June 30, 2023, we generated cash from operations before changes in operating assets and liabilities of $1.3 billion and used $275 million in operating assets and liabilities. Investment activities for the six months ended June 30, 2024 included $993 million in fixed asset additions, a $295 million increase in investments, other assets and intangible assets, $86 million for acquisitions, and $21 million in public and private equity investments.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three months ended June 30, 2024, we paid $134 million in dividends.

Our Board of Directors declared a second quarter dividend of $0.475 per Common Share, payable on August 30, 2024 to shareholders of record as of the close of business on August 16, 2024.

MAGNA ANNOUNCES SECOND QUARTER 2024 RESULTS	CONNECT WITH MAGNA	3

SEGMENT SUMMARY

	For the three months ended June 30,
	Sales			Adjusted EBIT
($Millions unless otherwise noted)	2024	2023	Change	2024	2023	Change
Body Exteriors & Structures	$4,465	$4,540	$(75)	$341	$394	$(53)
Power & Vision	3,926	3,462	464	198	124	74
Seating Systems	1,455	1,603	(148)	53	67	(14)
Complete Vehicles	1,242	1,526	(284)	20	34	(14)
Corporate and Other	(130)	(149)	19	(35)	(3)	(32)
Total Reportable Segments	$10,958	$10,982	$(24)	$577	$616	$(39)

	For the three months ended June 30,
	Adjusted EBIT as a percentage of sales
	2024	2023	Change
Body Exteriors & Structures	7.6%	8.7%	(1.1)%
Power & Vision	5.0%	3.6%	1.4%
Seating Systems	3.6%	4.2%	(0.6)%
Complete Vehicles	1.6%	2.2%	(0.6)%
Consolidated Average	5.3%	5.6%	(0.3)%

	For the six months ended June 30,
	Sales			Adjusted EBIT
($Millions unless otherwise noted)	2024	2023	Change	2024	2023	Change
Body Exteriors & Structures	$8,894	$8,979	$(85)	$639	$666	$(27)
Power & Vision	7,768	6,785	983	296	216	80
Seating Systems	2,910	3,089	(179)	105	104	1
Complete Vehicles	2,625	3,152	(527)	47	86	(39)
Corporate and Other	(269)	(350)	81	(41)	(7)	(34)
Total Reportable Segments	$21,928	$21,655	$273	$1,046	$1,065	$(19)

	For the six months ended June 30,
	Adjusted EBIT as a percentage of sales
	2024	2023	Change
Body Exteriors & Structures	7.2%	7.4%	(0.2)%
Power & Vision	3.8%	3.2%	0.6%
Seating Systems	3.6%	3.4%	0.2%
Complete Vehicles	1.8%	2.7%	(0.9)%
Consolidated Average	4.8%	4.9%	(0.1)%

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

MAGNA ANNOUNCES SECOND QUARTER 2024 RESULTS	CONNECT WITH MAGNA	4

2024 OUTLOOK

We first disclose a full-year Outlook annually in February, with quarterly updates. The following 2024 Outlook is an update to our previous Outlook in May 2024.

Updated 2024 Outlook Assumptions

	2024
	Current	Previous
Light Vehicle Production (millions of units)
North America	15.7	15.7
Europe	17.1	17.4
China	29.0	29.0

Average Foreign exchange rates:
1 Canadian dollar equals	U.S. $0.733	U.S. $0.725
1 euro equals	U.S. $1.080	U.S. $1.065

2024 Outlook

2024
	Current	Previous
Segment Sales
Body Exteriors & Structures	$17.3 - $17.9 billion	$17.3 - $17.9 billion
Power & Vision	$15.3 - $15.7 billion	$15.4 - $15.8 billion
Seating Systems	$5.5 - $5.8 billion	$5.4 - $5.7 billion
Complete Vehicles	$4.9 - $5.2 billion	$5.0 - $5.3 billion
Total Sales	$42.5 - $44.1 billion	$42.6 - $44.2 billion

Adjusted EBIT Margin(3)	5.4% - 5.8%	5.4% - 6.0%

Equity Income (included in EBIT)	$100 - $130 million	$120 - $150 million

Interest Expense, net	Approx. $220 million	Approx. $230 million

Income Tax Rate(4)	Approx. 22%	Approx. 22%

Adjusted Net Income attributable to Magna(5)	$1.5 - $1.7 billion	$1.5 - $1.7 billion

Capital Spending	$2.3 - $2.4 billion	$2.4 - $2.5 billion

Notes:

(3)	Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales. Refer to the reconciliation of Non-GAAP financial measures in the back of this press release for further information
(4)	The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation
(5)	Adjusted Net Income attributable to Magna represents Net Income excluding Other expense, net and amortization of acquired intangible assets, net of tax

MAGNA ANNOUNCES SECOND QUARTER 2024 RESULTS	CONNECT WITH MAGNA	5

2026 OUTLOOK

In the normal course, we do not update the third year of the Outlook we provide in February of each year. However, given the magnitude of the changes that are taking place in the automotive industry and the potential impacts on our business, management prepared a top-level analysis to update our 2026 Outlook provided in February 2024 for projected Sales, Adjusted EBIT Margin, Equity Income, and Capital Spending.

Given the higher-level nature and timing of this analysis, management is not currently able to provide 2026 forecasts with the same granularity as that provided in February 2024, particularly: Sales and Adjusted EBIT margin ranges by Segment for 2026; Megatrend Sales and Adjusted EBIT for the years 2024 to 2026; and 2027 Sales for Battery Enclosures, Powertrain Electrification and ADAS. Accordingly, investors should not rely on the forecasts for these measures provided in our February 2024 Outlook or other Investor presentations.

2026 Outlook Assumptions

	2026
	Current	Previous
Light Vehicle Production (millions of units)
North America	16.1	16.1
Europe	17.3	17.3
China	30.6	30.6

Average Foreign exchange rates:
1 Canadian dollar equals	U.S. $0.74	U.S. $0.74
1 euro equals	U.S. $1.08	U.S. $1.08

2026 Outlook

2026
	Current	Previous
Total Sales	$44.0 - $46.5 billion	$48.8 - $51.2 billion

Adjusted EBIT Margin(6)	6.7% - 7.4%	7.0% - 7.7%

Equity Income (included in EBIT)	$125 - $170 million	$165 - $210 million

Capital Spending	$1.6 - $1.8 billion

Notes:

(6)	Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales. Refer to the reconciliation of Non-GAAP financial measures in the back of this press release for further information

Our Outlook is intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2024 and 2026 Outlooks above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

MAGNA ANNOUNCES SECOND QUARTER 2024 RESULTS	CONNECT WITH MAGNA	6

Key Drivers of Our Business

Our operating results are primarily dependent on the levels of North American, European, and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ("OEM"), we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: labour disruptions; free trade arrangements and tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory frameworks; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; uncertainty as to consumer acceptance of EVs; government subsidies to consumers for the purchase of low- and zero-emission vehicles; and other factors.

MAGNA ANNOUNCES SECOND QUARTER 2024 RESULTS	CONNECT WITH MAGNA	7

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Effective July 1, 2023, we revised our calculations of Adjusted EBIT and Adjusted diluted earnings per share to exclude the amortization of acquired intangible assets. Revenue generated from acquired intangible assets is included within revenue in determining net income attributable to Magna. We believe that excluding the amortization of acquired intangible assets from these Non-GAAP measures helps management and investors in understanding our underlying performance and improves comparability between our segmented results of operations and our peers.

The historical presentation of these Non-GAAP measures within this press release has also been updated to reflect the revised calculations.

The reconciliation of Non-GAAP financial measures is as follows:

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2024	2023	2024	2023
Adjusted EBIT

Net Income	$328	$354	$354	$571
Add:
Amortization of acquired intangible assets	28	13	56	25
Interest expense, net	54	34	105	54
Other expense, net	68	86	424	228
Income taxes	99	129	107	187
Adjusted EBIT	$577	$616	$1,046	$1,065

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Sales	$10,958	$10,982	$21,928	$21,655
Adjusted EBIT	$577	$616	$1,046	$1,065
Adjusted EBIT as a percentage of sales	5.3%	5.6%	4.8%	4.9%

Adjusted diluted earnings per share

Net income attributable to Magna International Inc.	$313	$339	$322	$548
Add (deduct):
Amortization of acquired intangible assets	28	13	56	25
Other expense, net	68	86	424	228
Tax effect on Amortization of acquired intangible assets and Other expense, net	(20)	3	(102)	(31)
Adjusted net income attributable to Magna International Inc.	$389	$441	$700	$770
Diluted weighted average number of Common Shares outstanding during the period (millions):	287.3	286.3	287.2	286.4
Adjusted diluted earnings per shares	$1.35	$1.54	$2.44	$2.69

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Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval + (SEDAR+) which can be accessed at http://www.sedarplus.ca as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our second quarter ended June 30, 2024 results on Friday, August 2, 2024, at 8:00 a.m. ET. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. Please register for the webcast here or through our website www.magna.com. If unable to join the webcast, North American callers can dial 1-800-715-9871 and International callers can dial 1-646-307-1963, conference ID 9829976. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS

Quarterly earnings, financial results, vehicle production

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR

tracy.fuerst@magna.com │ 248.761.7004

TELECONFERENCE CONTACT

Nancy Hansford, Executive Assistant, Investor Relations

nancy.hansford@magna.com │ 905.726.7108

OUR BUSINESS (7)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 177,000(8) employees across 345 manufacturing operations and 105 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

(7)  Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

(8)  Number of employees includes over 165,000 employees at our wholly owned or controlled entities and over 12,000 employees at certain operations accounted for under the equity method.

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FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", “assume”, "believe", "intend", "plan", "aim", "forecast", "outlook", "project", “potential”, "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light Vehicle Production	•	Light vehicle sales levels
	•	Production disruptions, including as a result of labour disruptions
	•	Supply disruptions
	•	Production allocation decisions by OEMs
	•	Free trade arrangements and tariffs
	•	Relative currency values
	•	Commodities prices
	•	Availability and relative cost of skilled labour
Total Sales	•	Same risks as for Light Vehicle Production above
Segment Sales	•	The impact of elevated interest rates and availability of credit on consumer confidence and in turn vehicle sales and production
	•	The impact of deteriorating vehicle affordability on consumer demand, and in turn vehicle sales and production
	•	Alignment of our product mix with production demand
	•	Customer Concentration
	•	Shifts in market shares among vehicles or vehicle segments
	•	Shifts in consumer “take rates” for products we sell
Adjusted EBIT Margin, Free Cash Flow, and	•	Same risks as for Total Sales and Segment Sales above
Net Income Attributable to Magna	•	Successful execution of critical program launches
	•	Operational underperformance
	•	Product warranty/recall risk
	•	Restructuring costs
	•	Impairments
	•	Inflationary pressures
	•	Our ability to secure cost recoveries from customers and/or otherwise offset higher input costs
	•	Price concessions
	•	Risks of conducting business with newer EV-focused OEMs
	•	Commodity cost volatility
	•	Scrap steel price volatility
	•	Higher labour costs
	•	Tax risks
Equity Income	•	Same risks as Adjusted EBIT Margin, Free Cash Flow, and Net Income Attributable to Magna
	•	Risks related to conducting business through joint ventures
	•	Risks of doing business in foreign markets

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Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks

•	inflationary pressures;
•	interest rates;
•	geopolitical risks;

Risks Related to the Automotive Industry

•	economic cyclicality;
•	regional production volume declines;
•	deteriorating vehicle affordability;
•	misalignment between EV production and sales;
•	intense competition;

Strategic Risks

•	alignment with "Car of the Future";
•	evolving business risk profile;
•	technology and innovation;
•	investments in mobility and technology companies;

Customer-Related Risks

•	customer concentration;
•	growth with Asian OEMs;
•	growth of EV-focused OEMs;
•	risks of conducting business with newer EV-focused OEMs;
•	Fisker bankruptcy;
•	dependence on outsourcing;
•	customer cooperation and consolidation;
•	Program cancellations, deferrals and reductions in production volumes;
•	Complete vehicle assembly business;
•	market shifts;
•	consumer take rate shifts;
•	quarterly sales fluctuations;
•	customer purchase orders;
•	potential OEM production-related disruptions;

Supply Chain Risks

•	semiconductor chip supply disruptions and price increases;
•	supply chain disruptions;
•	regional energy supply and pricing;
•	supply base condition;

Manufacturing/Operational Risks

•	product launch;
•	operational underperformance;
•	restructuring costs;
•	impairments;
•	labour disruptions;
•	skilled labour attraction/retention;
•	leadership expertise and succession;

Pricing Risks

•	quote/pricing assumptions;
•	customer pricing pressure/contractual arrangements;
•	commodity cost volatility;
•	scrap steel/aluminum price volatility;

Warranty/Recall Risks

•	repair/replace costs;
•	warranty provisions;
•	product liability;

Climate Change Risks

•	transition risks and physical risks;
•	strategic and other risks;

IT Security/Cybersecurity Risks

•	IT/cybersecurity breach;
•	product cybersecurity;

Acquisition Risks

•	acquisition of strategic targets;
•	inherent merger and acquisition risks;
•	acquisition integration and synergies;

Other Business Risks

•	joint ventures;
•	intellectual property;
•	risks of doing business in foreign markets;
•	relative foreign exchange rates;
•	currency devaluation in Argentina;
•	pension risks;
•	tax risks;
•	returns on capital investments;
•	financial flexibility;
•	credit ratings changes;
•	stock price fluctuation;
•	dividends;

Legal, Regulatory and Other Risks

•	antitrust proceedings;
•	legal and regulatory proceedings;
•	changes in laws;
•	trade agreements;
•	trade disputes/tariffs; and
•	environmental compliance.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and
•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

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